

Mail Stop 3720

January 27, 2009

Mr. Harald J. Braun
President and Chief Executive Officer
Harris Stratex Networks, Inc.
637 Davis Drive
Morrisville, North Carolina
27560

>   **Re: Harris Stratex Networks, Inc.**
>   **Form 10-K for Fiscal Year Ended June 27, 2008**
>   **Filed September 25, 2008**
>   **And Documents Incorporated by Reference**
>   **File No. 001-33278**

Dear Mr. Braun:

We have completed our review your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

/s Jessica Plowgian, for

Robert Bartelmes
Senior Financial Analyst